This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares.  The Offer is being made solely by the Offer to Purchase dated December 11, 2017 and the related Transfer Agreement and is not being made to, nor will tenders be accepted from or on behalf of, Shareholders residing in any jurisdiction in which making or accepting the Offer would violate that jurisdiction’s laws.  In those jurisdictions where the laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser, if at all, only by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Amendment to Offer to Purchase for Cash

9,325,000 SHARES OF COMMON STOCK OF

CARTER VALIDUS MISSION CRITICAL REIT, INC. BY

EVEREST REIT INVESTORS I, LLC AND EVEREST REIT INVESTORS II, LLC FOR

AMENDED PRICE OF $7.25 PER SHARE IN CASH

Pursuant to the Offer to Purchase, dated December 11, 2017 (the “Offer to Purchase”), and the related Transfer Agreement, as each may be supplemented or amended from time to time (which together constitute the “Offer”), Everest REIT Investors I, LLC and Everest REIT Investors II, LLC (collectively, the “Purchaser”), is offering to purchase up to 9,325,000 shares of the common stock (“Shares”) in Carter Validus Mission Critical REIT, Inc. (the "Company").

The cash purchase price for the Offer has been amended to be $7.25 per Share, without interest, upon the terms and conditions set forth in the Offer.

THE OFFER AND WITHDRAWAL RIGHTS HAVE BEEN EXTENDED AND WILL EXPIRE AT 9:00 P.M. PACIFIC TIME ON FEBRUARY 2, 2018, UNLESS THE OFFER IS EXTENDED.

Upon request the Offer and complete tender offer materials will be mailed or furnished promptly at Purchaser’s expense. The Purchaser is also making the Offer and complete tender offer materials available on the internet for review, download or printing. Please visit app.vaultrooms.com/login/, Login: CarterValidus; Password (case sensitive): Password1. Questions and requests for assistance may be directed to the Purchaser at its address and telephone number: 199 S. Los Robles Ave., Suite 200, Pasadena, CA 91101; Tel.: (626) 585-5920; Fax: (626) 585-5929; Email: CarterValidusOffer@EverestProperties.com.